Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nebius Group N.V.

We consent to the use of our report dated April 30, 2025 with respect to the consolidated balance sheet of Nebius Group N.V. as of December 31, 2024, and the related consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity for the year then ended, and the related notes (collectively, the “consolidated financial statements”), and the report dated April 30, 2025 on the effectiveness of internal control over financial reporting of Nebius Group N.V. as of December 31, 2024, incorporated herein by reference and to the reference to our firm under the heading ‘Experts’ in the prospectus.

/s/ Reanda Audit & Assurance B.V.

Reanda Audit & Assurance B.V.

May 2, 2025